UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SMG Industries Inc.

(Name of Issuer)

Common Stock, par value $.001

(Title of Class of Securities)

78454K102

(CUSIP Number)

George Gilman

710 N. Post Road, Suite 400

Houston, Texas 77024

(713) 613-2900

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 9, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78454K102	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) George Gilman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 678,037(1)
	8.	SHARED VOTING POWER 1,050,000
	9.	SOLE DISPOSITIVE POWER 678,037(1)
	10.	SHARED DISPOSITIVE POWER 1,050,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,728,037
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8%
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1) Includes 166,667 shares of Common Stock of the Issuer issuable to Mr. Gilman upon the exercise of warrants granted to Mr. Gilman.

CUSIP No. 78454K102	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.

 This statement relates to common stock, par value $.001 per share (the “Common Stock”) of SMG Industries Inc. (the “Issuer”). The Issuer’s principal executive office is located at 710 N. Post Road, Suite 315, Houston, Texas 77024.

Item 2.  Identity and Background.

(a)	This statement is filed by George Gilman (“Gilman”).

(b)	The address for Gilman is 710 N. Post Oak Road, Suite 400, Houston, Texas 77024.

(c)	Mr. Gilman is an attorney and a member of the law firm Gilman & Gilman, 710 N. Post Oak Road, Suite 400, Houston, Texas 77024.

(f)	Mr. Gilman is a citizen of the United States.

Item 3.  Source or Amount of Funds or Other Consideration.

Mr. Gilman is the Manager of Aeneas LC (“Aeneas”) which acquired an aggregate of 550,000 shares of Common Stock from the Issuer in a private placement transaction directly from the Issuer for $110,000. The Mary Payne Family Trust (“Mary Payne Trust”), of which Mr. Gilman is the Trustee, acquired 500,000 shares of Common Stock in a private placement transaction directly from the Issuer for $100,000. Mr. Gilman acquired 166,667 warrants to purchase shares of Common Stock of the Issuer in connection with Mr. Gilman’s loan of $100,000 to the Issuer on December 7, 2018. Mr. Gilman acquired 511,370 shares of Common Stock of the Issuer on April 8, 2019 pursuant to the conversion of the entire outstanding principal and interest due to Mr. Gilman under the promissory note issued by the Issuer on January 11, 2019 in the principal amount of $100,000.

Item 4.  Purpose of Transaction.

 See Item 3 above.

Item 5.  Interest in Securities of the Issuer.

(a)	Gilman, by virtue of his power to dispose or direct the disposition of and to vote or direct the vote of the shares of Common Stock on behalf of Aeneas and Mary Payne Trust, in addition to the 678,037 shares of Common Stock beneficially owned by him, is deemed to be the beneficial owner of 1,216,667 shares of Common Stock of the Issuer, which represents 12.8% of the Issuer’s issued and outstanding shares of Common Stock, based on 13,371,890 shares of the Issuer’s Common Stock issued and outstanding as of the date hereof.

(b)	Number of Shares as to which Gilman has:

(i)	Sole power to vote or to direct the vote

Gilman has sole voting power with respect to 678,037 shares of the Issuer’s Common Stock;

(ii)	Shared power to vote or direct the vote

Gilman has shared voting power with respect to 1,050,000 shares of the Issuer’s Common Stock;

(iii)	Sole power to dispose or to direct the disposition of

Gilman has sole power to dispose or direct the disposition of 678,037 shares of the Issuer’s Common Stock; and

(iv)	Shared power to dispose or to direct the disposition of

Gilman has shared power to dispose or direct the disposition of 1,050,000 shares of the Issuer’s Common Stock.

CUSIP No. 78454K102	13D	Page 4 of 4 Pages

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

 Mr. Gilman is the holder of a warrant agreement issued by the Issuer, pursuant to which Mr. Gilman has the right to acquire up to 166,667 shares of the Common Stock of the Issuer (“Warrant”). Other than the Warrant, Mr. Gilman is not a party to any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

There are no exhibits required to be filed pursuant to this Item 7.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GEORGE GILMAN

/s/ George Gilman
George Gilman

Dated: April 15, 2019